 July 6, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Esq.

Re:	Magic Software Enterprises Ltd.
Registration Statement on Form F-3
File No. 333-225751

Dear Mr. Derby:

The undersigned, on behalf of Magic Software Enterprises Ltd. (“Magic”), issuer of the securities covered by the above-referenced Registration Statement, hereby respectfully requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission at 4:00 p.m. Washington, D.C. time, on Tuesday, July 10, 2018, or as soon thereafter as possible.

Management of Magic is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the disposition of the securities covered by the above-referenced Registration Statement.

Thank you very much for your courtesy in this matter.

Very truly yours,

/s/ Amit Birk
Amit Birk
Vice President, Mergers and Acquisitions, General Counsel and Corporate Secretary